Exhibit 99.1

NewsRelease

Hal Kvisle to retire as President and CEO
Russ Girling, COO, to succeed

CALGARY, Alberta – April 15, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced Hal Kvisle’s retirement as president and chief executive officer (CEO) effective June 30, 2010.  Russ Girling, currently chief operating officer (COO), will succeed Mr. Kvisle as president and chief executive officer on July 1, 2010.  Mr. Kvisle will assist Mr. Girling with the transition through August 31, 2010 and will be available as an advisor to Mr. Girling thereafter.

“On behalf of all Board members it's been a distinct pleasure to work with Hal over the years,” says Barry Jackson, Chairman of the Board of Directors.  “His focus, drive and wisdom have been instrumental in creating the success the company has enjoyed and, without exception, we hold him in the highest regard.  We wish him all the best in retirement.

“Executive development and succession planning are important responsibilities of the Board of Directors,” added Jackson.  “Russ has demonstrated outstanding vision and leadership over his 16 years at TransCanada.  He has had exposure to all aspects of our business and has consistently shown an unwavering commitment to the company’s long-term success.  His strategic thinking ability, commercial acumen, bottom line focus and people leadership skills will serve the company well in the years ahead.  We are confident in our choice of Russ as Hal’s successor and look forward to TransCanada’s future under his leadership.”

Kvisle joined TransCanada in 1999 as executive vice president and assumed the CEO role in 2001.  In 2008, he was named Canada’s Outstanding CEO of the Year.

“The TransCanada team has achieved and exceeded the objectives we set for ourselves more than a decade ago,” says Kvisle.  “Our Canadian gas transmission business is expanding to move B.C. shale gas to market.  We are working to extend our Canadian system to connect northern gas from Mackenzie and Alaska.  We’ve built a substantial gas transmission business in the United States, with a large commercial presence in Houston.  And Keystone, our largest project to date, will commence deliveries of Canadian oil sands production to United States refineries by mid-year.

“Over the past decade we’ve built Canada’s largest private sector power business and North America’s second largest natural gas storage business.  We’ve turned TransCanada into a North American energy infrastructure leader and created significant shareholder value in the process.  I’ve been fortunate to work with the capable, committed and innovative people of TransCanada – I thank them for their support and wish them great success in the years ahead.”

TransCanada’s incoming president and chief executive officer Russ Girling joined the company in 1994 and, prior to his appointment as chief operating officer in July 2009, held a number of leadership positions including: president, pipelines; chief financial officer and executive vice-president, corporate development; and executive vice-president, power.  Mr. Girling is the current Chairman of the Interstate Natural Gas Association of America (INGAA).

“I have no doubt that as president and CEO Russ will achieve excellent outcomes with customers, deliver major projects on time and on budget and continue to focus on generating predictable and sustainable cash flow and earnings from our growing portfolio of low-risk energy infrastructure assets,” says Kvisle.  “Russ Girling is the right leader to deliver strong financial returns from our existing businesses and position the company for continued growth and success in the years ahead.”

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Media Inquiries:	Cecily Dobson/Terry Cunha	403.920.7859 800.608.7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	403.920.7911 800.361.6522

Background Information – Harold N. Kvisle

Mr. Kvisle has been president and chief executive officer of TransCanada Corporation and its predecessor TransCanada PipeLines Limited (TCPL) since May 2001. Mr. Kvisle joined TCPL in 1999 as executive vice-president and managed the divestment of more than $3 billion of non-core assets before his appointment as CEO in 2001.

Mr. Kvisle came to TransCanada from Fletcher Challenge Energy (FCE), where he was responsible for the initiation and growth of FCE’s successful Canadian upstream business and its early-stage ventures in Venezuela, Argentina and Mexico.  Prior to founding FCE Canada, Mr. Kvisle worked at Dome Petroleum as a petroleum engineer, engineering manager and finance manager.  From 1986 to 1988 he played a lead role in the sale of Dome Petroleum to Amoco Corporation.

Mr. Kvisle is on the Board of Directors for Bank of Montreal, ARC Energy Trust and the Nature Conservancy of Canada.  Mr. Kvisle is a member of the Canadian Council of Chief Executives and previously served as Chairman of the Board of Governors of Mount Royal College and as Chairman of INGAA.

Mr. Kvisle was the recipient of Canada’s Outstanding CEO of the Year Award for 2008, the University of Alberta’s Canadian Business Leader Award for 2009 and the Haskayne School’s Distinguished Business Leader Award for 2010.  He holds a B.Sc in Engineering from the University of Alberta, an MBA from the University of Calgary and an Honourary Bachelor of Arts from Mount Royal University.

Background Information – Russell K. Girling

Russ Girling is currently chief operating officer.  In addition to serving as COO, Mr. Girling is president, pipelines where, since 2006, he has had overall responsibility for TransCanada’s regulated businesses, including gas and oil pipelines in Canada, the U.S. and Mexico.

Mr. Girling was previously chief financial officer and executive vice-president, corporate development of TransCanada from 1999 to 2006 where he had overall responsibility for: corporate strategy, mergers and acquisitions, project evaluation, investor relations, finance, accounting, treasury, taxation and risk management.

During 2000/01 he was responsible for TransCanada’s $4 billion debt reduction program and balance sheet restructuring.  Through 2001, he was also president of TransCanada Gas Services and was responsible for its ultimate disposition.

In 2003, Mr. Girling played a key role in the acquisition of a 31 per cent interest in Bruce Power.

In 2004, Girling led the $2.3 billion acquisition of the Gas Transmission Northwest Pipeline System.

In 2006, Mr. Girling was appointed president, pipelines where he stewarded the $4.4 billion acquisition of ANR/Great Lakes Pipeline systems and TransCanada’s US$12 billion Keystone Pipeline development.

Prior to 1999, Mr. Girling was appointed executive vice president, power where he had overall responsibility for TransCanada Power, including the creation of TransCanada Power, L.P.

Prior to joining TransCanada in 1994, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum.

Mr. Girling is currently a Director of Agrium Inc.  He is the former chairman and chief executive officer of TC PipeLines, GP Inc (general partner of TC PipeLines, LP).  Girling is also the former chairman of TransCanada Power, L.P. and a former Director of Bruce Power Inc.

Mr. Girling is the current Chairman of INGAA and the Natural Gas Council (NGC) and past director of the Canadian Energy Pipeline Association (CEPA).

Mr. Girling is a 1998/1999 recipient of Canada’s Top 40 Under 40 Award for leadership excellence for Canadians under the age of 40.  In 2008, he was the recipient of the Haskayne School of Business Management Alumni Excellence (MAX) Award.  Mr. Girling holds a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.